Exhibit 12.1

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30

	2003	2002
	(In Millions)
Earnings (loss):
Loss before income taxes, extraordinary item
and cumulative effect of accounting change	$ (2,455)	$ (2,117)
Fixed charges, from below	478	597
Interest capitalized	(2)	(22)

Earnings (loss)	$ (1,979)	$ (1,542)
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Fixed charges:

Interest expense	$ 373	$ 453
Portion of rental expense representative
of the interest factor	105	144

Fixed charges	$ 478	$ 597
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Ratio of earnings to fixed charges	(a)	(a)
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(a) Earnings were inadequate to cover fixed charges by $2.5 billion in 2003 and $2.1 billion in 2002.